CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 44 to Registration Statement Amendment No. 333-89354 on Form N-1A of our reports each dated May 26, 2017, relating to the financial statements and financial highlights of Pioneer Dynamic Credit Fund, Pioneer Fundamental
Growth Fund, and Pioneer Multi-Asset Ultrashort Income Fund, (the "Funds"), each a portfolio of Pioneer Series Trust X, appearing in the Annual Reports on Form N-CSR of the Funds for the year ended March 31, 2017. We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statements of Additional Information, which are part of such Registration Statements.


/s/ Deloitte & Touche LLP



Boston, Massachusetts
July 25, 2017